Exhibit 99.1

OPTIBASE LTD.
8 Hamenofim Street Herzliya, Israel
+972-73-7073700

Dear Shareholder,

You are cordially invited to attend the Annual and Extraordinary General Meeting of Shareholders of Optibase Ltd. (the "Company") to be held at 4:00 p.m., Israel time, on Tuesday, December 31, 2019, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote "FOR" Proposals No. 1 and 6, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

Thank you for your continued cooperation.

Very truly yours, Alex Hillman, Executive Chairman of the Board of Directors

Herzliya, Israel
November 25, 2019

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

OPTIBASE LTD.
8 Hamenofim Street Herzliya, Israel
+972-73-7073700

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the "Meeting") of Optibase Ltd. (the "Company") will be held at 4:00 p.m., Israel time, on Tuesday, December 31, 2019, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel, for the following purposes:

1.          To re-elect to the Company’s board of directors (the "Board of Directors") three (3) of the directors currently in office (a separate vote for each director will be taken);

2.          To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2019, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the "Audit Committee"), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.          To elect Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term commencing on January 31, 2020, and to approve her compensation terms;

4.          To elect Mr. Haim Ben-Simon as an external director of the Company for a three-year term commencing on December 31, 2019, and to approve his compensation terms;

5.          To approve an extension of a service agreement between the Company and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates; and

6.          To approve an extension of a lease agreement of a condominium unit between the Company's subsidiary and an entity affiliated with the Company's controlling shareholder.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2018. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 2, 2019.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of December 2, 2019, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

ii

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company, the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

By Order of the Board of Directors, Alex hillman, Executive Chairman of the Board of Directors

Herzliya, Israel
November 25, 2019

iii

OPTIBASE LTD.
8 Hamenofim Street Herzliya, Israel
+972-73-7073700

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, New Israeli Shekels 0.65 nominal value (the "Shares"), of Optibase Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held at 4:00 p.m., Israel time, on Tuesday, December 31, 2019, at the Company’s offices at 8 Hamenofim Street, Herzliya, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.          To re-elect to the Board of Directors three (3) of the directors currently in office (a separate vote for each director will be taken);

2.          To re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ended December 31, 2019, and to authorize the Board of Directors, upon the recommendation of the Company’s audit committee (the "Audit Committee"), to determine the auditors’ remuneration to be fixed in accordance with the volume and nature of their services to the Company for such fiscal year;

3.          To elect Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term commencing on January 31, 2020, and to approve her compensation terms;

4.          To elect Mr. Haim Ben-Simon as an external director of the Company for a three-year term commencing on December 31, 2019, and to approve his compensation terms;

5.          To approve an extension of a service agreement between the Company and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates; and

6.          To approve an extension of a lease agreement of a condominium unit between the Company's subsidiary and an entity affiliated with the Company's controlling shareholder.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2018. These documents can be found on the Company’s website at: www.optibase-holdings.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters. As more fully described in the Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than December 2, 2019. If we determine that a shareholder proposal is appropriate for inclusion in the Meeting agenda, we will publish a revised agenda in the manner set forth in the section entitled "Proposals of Shareholders" below.

The approval of each of Proposals No. 1 and 2 requires the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy.

The approval of each of Proposals No. 3 and 4 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders participating in the voting at the Meeting in person or by proxy who (a) are not controlling shareholders of the Company or (b) do not have a personal interest in the approval of the proposal, excluding a personal interest which is not the result of the shareholder's relations with the controlling shareholder of the Company (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The approval of each of Proposals No. 5 and 6 requires the affirmative vote of shareholders participating in the voting at the Meeting in person or by proxy; provided, that (i) such majority vote at the Meeting shall include a majority of the total votes of shareholders having no personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy (votes abstaining shall not be taken into account in counting the above-referenced shareholders' votes); or (ii) the total number of Shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

Under the Israeli Companies Law of 1999 (the "Companies Law"), each shareholder that attends the Meeting in person shall, prior to exercising such shareholder's voting rights at the Meeting, advise the Company whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of each of Proposals No. 3 and 4 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 3 through 6. Each shareholder that delivers a signed proxy to the Company must indicate on the proxy whether or not that shareholder is a controlling shareholder of the Company or someone on its behalf with respect to the approval of each of Proposals No. 3 and 4 and whether or not that shareholder has a personal interest (as defined herein) with respect to the approval of each of Proposals No. 3 through 6. Shareholders who do not so indicate will not be eligible to vote their Shares as to such proposals.

The Companies Law defines a "personal interest" as a personal interest of a person in an act or transaction of a company, including:

(i)          a personal interest of that person's relative (i.e. spouse, sibling, parent, grandparent, child, child sibling and parent of such person's spouse or the spouse of any of the above); or

(ii)         a personal interest of another entity in which that person or his or her relative (as defined above) holds 5% or more of such entity's issued shares or voting rights, has the right to appoint a director or the chief executive officer of such entity, or serves as director or chief executive officer of such entity.

A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting, and holding or representing at least thirty three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour of the time fixed for the Meeting, the Meeting shall stand adjourned for seven days, to the same day of the week at the same time and place, without further notice being given thereof, or to such other date, time and place as prescribed by the Board of Directors in notice to the shareholders, and the adjourned Meeting shall discuss those matters for which the first meeting was called. If no quorum is present at the adjourned Meeting, two shareholders, at least, present in person or by proxy, shall constitute a quorum, subject to the provisions of section 79(b) of the Companies Law.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in "Street Name" whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Shareholders in "Street Name" whose Shares are held through Members of the Tel Aviv Stock Exchange ("TASE")

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, through members of the TASE, may vote their Shares either (i) in person or by proxy delivered to the Company together with an ownership certificate confirming their ownership of the Company’s Shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended; or (ii) electronically via the electronic voting system of the Israel Securities Authority which vote shall be cast no later than December 31, 2019 at 10:00 a.m. Israel time. You may receive guidance on the use of the electronic voting system from the TASE member through which you hold your Shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting. To the extent permitted by law and applicable stock exchange requirements, if a written proxy card is signed by a shareholder and returned without instructions, the Shares represented by the proxy will be voted "FOR" all of the proposals set forth above, except with respect to Proposals No. 3 through 6. If a shareholder instructs in a proxy to abstain from voting on a specific proposal, the Shares represented by such proxy will be deemed not to have been cast for the purpose of that particular proposal and, accordingly, such Shares shall not be counted in calculating the percentage of affirmative votes required for approval of such proposal, but they will be counted for the purpose of determining a quorum.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company no later than December 31, 2019 at 12:00 p.m. Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, the chairman of the Meeting may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 8 Hamenofim Street, Herzliya, Israel, to the attention of Mr. Amir Philips, Chief Executive Officer of the Company, no later than December 21, 2019. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. Proxies will be mailed to shareholders on or about December 5, 2019 and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefore. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 5,216,225 Shares outstanding as of November 15, 2019 (such number excludes: (i) 17,895 ordinary shares held by us or for our benefit with no voting or equity rights as of November 15, 2019 or within 60 days thereafter). Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth, as of November 15, 2019, the number of Shares owned by (i) all shareholders known to the Company to own 5% or more of the Shares and (ii) all current directors and officers of the Company as a group:

Name of Beneficial Owner	No. of Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned
The Capri Family Foundation (2)	4,087,201	78.82%
Shareholding of all directors and officers as a group (8 persons)(3)	205,865	3.96%

(1)
Number of shares and percentage ownership is based on 5,216,225 ordinary shares outstanding as of November 15, 2019. Such number excludes: (i) 17,895 ordinary shares held by us or for our benefit. Beneficial ownership is determined in accordance with rules of the SEC and includes voting and investment power with respect to such shares. Shares subject to options that are currently exercisable or exercisable within 60 days of November 15, 2019 are deemed to be outstanding and to be beneficially owned by the person holding such options for the purpose of computing the percentage ownership of such person, but are not deemed to be outstanding and to be beneficially owned for the purpose of computing the percentage ownership of any other person. All information with respect to the beneficial ownership of any principal shareholder has been furnished by such shareholder and, unless otherwise indicated below, we believe that persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable. The shares beneficially owned by the directors include the ordinary shares owned by their family members to which such directors disclaim beneficial ownership.

(2)
The information is accurate as of May 29, 2019 and is based on Amendment No. 7 to Schedule 13D filed with the SEC on June 19, 2019, by The Capri Family Foundation. According to such Amendment No. 7 to Schedule 13D, Capri directly owns 4,097,201 of our ordinary shares. The core activity of Capri is the holding of investments. In addition, the beneficiaries of Capri are the children of Mr. Tom Wyler, the Chief Executive Officer of our subsidiary, Optibase Inc.

(3)
Includes 159,225 ordinary shares held directly by the directors and officers and 46,640 ordinary shares which are held by a trustee for the benefit of our directors and executive officers under our 2006 Plan, which have vested on November 15, 2019 or within 60 days thereafter. Other than Shlomo (Tom) Wyler, all of our directors or executive officers hold less than 1% of our shares.

DIRECTORS AND OFFICERS COMPENSATION

For information concerning the annual compensation granted to the five highest compensated directors and officers of the Company during the year ended December 31, 2018 see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 28, 2019 (the "2018 Annual Report").

Proposal No. 1

RE-ELECTION TO THE COMPANY’S BOARD OF DIRECTORS THREE (3) OF THE
DIRECTORS CURRENTLY IN OFFICE

At the Meeting, three (3) directors are to be re-elected, who, together with the two (2) serving external directors, will constitute the Company’s Board of Directors. The term of the existing external directors of the Company is about to end in December 2019 and January 2020. For information regarding the proposed election of two new external directors, see Proposals No. 3 and 4 below. Each of the re-elected directors will hold office until the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the articles of association of the Company or applicable laws or regulations. If no directors are appointed at the annual general meeting, the current directors shall continue to hold office. Unless otherwise instructed, all proxies will be voted in favor of the three nominees listed below.

Each of the nominees has indicated to the Company his availability for re-election and has declared that: (i) he has the required qualifications and ability to devote the time required for its service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company's offices. In the event that any of the nominees should not continue to be available for election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Company’s articles of association, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The table below sets forth the names of the nominees and the serving external directors, the years in which they first became directors of the Company, their present principal occupation or employment and their beneficial ownership of Shares as of November 15, 2019:

NOMINEES	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Alex Hillman	2002	Executive Chairman of the Board of Directors of the Company and Partner in an Israeli accounting firm	0.4% (2)
Danny Lustiger (*)	2009	President and Chief Executive Officer of Cupron Scientific Inc.	0.1% (3)
Reuwen Schwarz	2014	Independent Contractor Providing Services to the Company and Real Estate Manager for a Private Company	-

SERVING EXTERNAL DIRECTORS	YEAR FIRST BECAME DIRECTOR	PRINCIPAL OCCUPATION OR EMPLOYMENT	PERCENTAGE OF BENEFICIAL OWNERSHIP OF SHARES(1)
Orli Garti-Seroussi (*)	2008
Independent Business Consultant and serves as Director in the Israel Electricity Company and the Israel Public Broadcast Corporation. In addition, serves as an external director of Apio (Africa) Ltd. and of Gamatronic Ltd.
			0.1% (4)
Chaim Labenski (*)	2010	Independent Investor	- (5)

(1)
See note 1 to the "Beneficial Ownership of Securities by Certain Beneficial Owners and Management" above. Based on information provided to the Company by the directors, the persons named in the table have sole voting and sole investment power with respect to all the shares shown as beneficially owned, subject to community property laws, where applicable.

(2)	Including 41,850 ordinary shares and 16,800 restricted shares that are currently exercisable or exercisable within 60 days as of November 15, 2019.
(3)	Including 4,000 restricted shares that are currently exercisable or exercisable within 60 days as of November 15, 2019.
(4)	Including 4,800 restricted shares that are currently exercisable or exercisable within 60 days as of November 15, 2019.
(5)	Including 2,400 restricted shares that are currently exercisable or exercisable within 60 days as of November 15, 2019.

(*)	Member of the Company’s Audit Committee and the Company's compensation committee (the "Compensation Committee").

Alex Hillman serves as Executive Chairman of our board of directors since September 2009. He has joined our board of directors in February 2002. Mr. Hilman is a certified accountant in Israel (C.P.A ISR.), and a partner in Hilman & Co., accountancy firm which provides auditing, tax and business consulting services to corporations. Mr. Hilman serves as a board member in other companies in Israel and abroad. Mr. Hilman was the president of the Israeli Institute of Certified Public Accountants in Israel, served on the board of IFAC (International Federation of Accountants), and was a member of the Small & Medium Practices committee in IFAC. Mr. Hilman has published professional works on tax and accounting, among them, The Israel Tax Guide. Mr. Hilman has also held professional and management positions at the ITA (the Israeli Tax Authorities) and lectured Taxation in Tel Aviv University. Mr. Hilman holds a B.A. in Accountancy and Economics from Tel-Aviv University.

Danny Lustiger joined our board of directors in October 2009. Mr. Lustiger is the president and the former Chief Executive Officer of Cupron Scientific Ltd. and has over 22 years of experience in various aspects of Hi-Tech industry at senior positions together with Real estate and infrastructure industries, experience at senior position in public companies. From 2007 until 2009, Mr. Lustiger served as the Chief Financial officer of Shikun & Binui Holdings Ltd. From 1996 and until 2005, Mr. Lustiger served at different managerial positions at Optibase including Chief Financial Officer. From 1993 to 1996 Mr. Lustiger held the position of an accountant and auditor at Igal Brightman & Co. (currently Brightman Almagor & Co., a member of Deloitte & Touche Tomatsu International). Mr. Lustiger is a Certified Public Accountant in Israel. Mr. Lustiger holds a B.A. degree in Accounting and Economics and an MBA in Finance and International management from the Tel-Aviv University.

Reuwen Schwarz joined our board of directors in July 2014. Mr. Schwarz serves as an independent contractor providing services to the Company since November 2013. Since 2012, Mr. Schwarz serves as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria.

Pursuant to the Companies Law, an Independent Director, within the meaning of such term under the Companies Law, can serve for a period of up to 9 years. Nevertheless, regulations promulgated under the Companies Law provide that a company whose shares are listed on both the Nasdaq Global Market and the Tel Aviv Stock Exchange Ltd. may re-elect an Independent Director for additional terms of service if the company’s audit committee and board of directors find that, in light of the person’s expertise and special contribution to the function of the board of directors and its committees, his or her continued service as an independent director is to the benefit of the Company.

Mr. Danny Lustiger serves as an Independent Director of the Company for more than 9 years. Our Board of Directors, following the approval of our Audit Committee, approved and recommend our Shareholders to approve, the continued service of Mr. Danny Lustiger as a director of the Company for an additional term. In their approval, our Audit Committee and Board of Directors noted Mr. Lustiger's education, professional experience and deep knowledge and understanding of the Company's business and the market in general. Our Audit Committee and Board of Directors further noted the proposed replacement of the Company's two external directors, who together with Mr. Lustiger constitute the Audit Committee and Compensation Committee. In light of the above, our Audit Committee and Board of Directors concluded that the re-election of Mr. Lustiger as a director of the Company for an additional term is to the Company's benefit.

Compensation

Mr. Hillman’s compensation terms as a director of the Company were approved by the Company’s shareholders on October 19, 2009. For further information on the compensation terms of Mr. Hillman, see "Directors and Officers Compensation" above and Item 6B in our 2018 Annual Report.

Mr. Lustiger’s compensation terms are identical to the compensation terms paid to the members of the Board of Directors, as approved by the Company’s shareholders on December 19, 2013. In addition, the Company granted Mr. Lustiger options and restricted shares of the Company under the 1999 Plan and the 2006 Plan. For further information on the compensation terms and the grants by the Company of options and restricted shares to Mr. Lustiger, see "Directors and Officers Compensation" above and Item 6B in our 2018 Annual Report.

Mr. Schwarz is not entitled to any compensation from the Company in his capacity as a director of the Company. For information on the terms of the service agreement between the Company and Mr. Schwarz for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates, see Item 7.B "Related Party Transactions", in our 2018 Annual Report. For information regarding the proposed extension of the Company's engagement with Mr. Schwarz see Proposal No. 5 below.

The three proposed nominees for director’s service in the Company will continue to benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of indemnification provided to them by the Company.

Alternate Directors

Subject to the Companies Law, the articles of association of the Company provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may remove such alternate director, provided however, that such alternate director is approved in a resolution approved by at least a majority of the Company’s directors. Pursuant to the Company’s articles of association, any alternate director may exercise all the powers vested in the director for whom he is serving as alternate director. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The articles of association of the Company also provide that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate, subject to the provisions of the Companies Law.

External Directors

The term of the Company’s current external directors, Ms. Orli Garti-Seroussi and Mr. Chaim Labenski, will end on January 30, 2020, and December 30, 2019, respectively. For information regarding the proposed nominees to replace Ms. Garti-Seroussi and Mr. Labenski as external directors of the Company, see Proposals No. 3 and 4 below.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-election of Messrs. Hillman, Lustiger and Schwarz as directors of the Company, as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 2

RE-APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST &
YOUNG GLOBAL, AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL
YEAR ENDED DECEMBER 31, 2019 AND TO AUTHORIZE THE BOARD OF DIRECTORS,
UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE
AUDITORS’ REMUNERATION TO BE FIXED IN ACCORDANCE WITH THE VOLUME AND
NATURE OF THEIR SERVICES TO THE COMPANY FOR SUCH FISCAL YEAR

Following the recommendation of the Audit Committee and Board of Directors, it is proposed to re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending on December 31, 2019 and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to determine the auditors’ remuneration in accordance with the volume and nature of their services to the Company for such fiscal year.

Such auditors have served as the Company’s auditors since its establishment and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the re-appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the Company’s independent auditors for the fiscal year ending on December 31, 2019, and the authorization of the Board of Directors, upon the recommendation of the Audit Committee, to determine the remuneration of said auditors in accordance with the volume and nature of their services to the Company, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

ELECTION OF MS. TALI YARON-ELDAR AS AN EXTERNAL DIRECTOR FOR A THREE-
YEAR TERM COMMENCING ON JANUARY 31, 2020, AND APPROVAL OF HER
COMPENSATION TERMS

It is proposed, following the recommendation of the Company's nominating committee (the "Nominating Committee") and of the Board of Directors, to elect Ms. Yaron-Eldar as an external director of the Company for a three-year term commencing on January 31, 2020.

The following is a short C.V. of Ms. Yaron-Eldar:

Ms. Yaron-Eldar is an Israeli attorney specializing in taxation and is the co-founder of Yaron-Eldar, Paller, Schwartz & Co., Law Offices, a boutique firm specializing in tax law. Ms. Yaron-Eldar further serves as a director in various Israeli public companies.  From 2004 until 2007, Ms. Yaron-Eldar was a partner at two law offices in Israel. Between January 2004 and January 2008, Ms. Yaron-Eldar served as the Chief Executive Officer of Arazim Investment Company, and from 1998 until 2004, also served in various senior roles in the Israeli Tax Authority, including as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel for a period of two years. Ms. Yaron-Eldar holds an LL.B. degree from Tel Aviv University and an M.B.A. specializing in finance from Tel Aviv University. Ms. Yaron-Eldar is also a member of the Israeli Bar Association.

Ms. Yaron-Eldar declared that she complies with all requirements under the Companies Law for serving as an external director. Such declaration is available at the Company's offices.

The compensation proposed to be paid to Ms. Yaron-Eldar for her service as external director will be as follows:

For each financial year, the Company shall pay an annual consideration and a meeting participation consideration (for any meeting of the Board of Directors or any of its Committees) in the fixed amount under the Companies Regulations (Rules regarding the Compensation and Expenses of an External Director) of 2000 (the "Compensation Regulations"), in accordance with the Company's level of equity, as it shall be from time to time, as detailed in Sections 4 and 5 to the Compensation Regulations. Such fees will be linked to the increases in the Israeli Consumer Price Index, as detailed in the Compensation Regulations. The Company will also reimburse the external director for expenses incurred by the external director regarding the service as an external director, as detailed in the Compensation Regulations. The compensation will be paid plus value added tax, if applicable.

In addition, Ms. Yaron-Eldar will benefit from coverage under the Company's directors' and officers' liability insurance policies and will receive a letter of indemnification as customary in the Company.

The proposed compensation of Ms. Yaron-Eldar is in accordance with the Company's compensation policy for directors and officers.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the election of Ms. Tali Yaron-Eldar as an external director of the Company for a three-year term commencing on January 31, 2020, and the approval of her compensation terms, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 4

ELECTION OF MR. HAIM BEN-SIMON AS AN EXTERNAL DIRECTOR FOR A THREE-
YEAR TERM COMMENCING ON DECEMBER 31, 2019, AND APPROVAL OF HIS
COMPENSATION TERMS

It is proposed, following the recommendation of the Nominating Committee and of the Board of Directors, to elect Mr. Haim Ben-Simon as an external director of the Company for a three-year term commencing on December 31, 2019.

The following is a short C.V. of Mr. Ben-Simon:

Mr. Ben-Simon has served in various senior positions in private companies, including as the Chief Executive Officer of Sodexo B&R Israel Ltd. and as the Chief Executive Officer and Chief Financial Officer of Cibus Business Meals Ltd. Mr. Ben-Simon currently serves as a director and strategic advisor in Sodexo B&R Israel Ltd. Mr. Ben-Simon holds a B.A. degree in Economics and Statistics from the Hebrew University and an M.B.A. specializing in finance and business from the Hebrew University.

Mr. Ben-Simon declared that he complies with all requirements under the Companies Law for serving as an external director. Such declaration is available at the Company's offices.

The compensation proposed to be paid to Mr. Ben-Simon for his service as external director will be as follows:

For each financial year, the Company shall pay an annual consideration and a meeting participation consideration (for any meeting of the Board of Directors or any of its Committees) in the fixed amount under the Companies Regulations, in accordance with the Company's level of equity, as it shall be from time to time, as detailed in Sections 4 and 5 to the Compensation Regulations. Such fees will be linked to the increases in the Israeli Consumer Price Index, as detailed in the Compensation Regulations. The Company will also reimburse the external director for expenses incurred by the external director regarding the service as an external director, as detailed in the Compensation Regulations. The compensation will be paid plus value added tax, if applicable.

In addition, Mr. Ben-Simon will benefit from coverage under the Company's directors' and officers' liability insurance policies and will receive a letter of indemnification as customary in the Company.

The proposed compensation of Mr. Ben-Simon is in accordance with the Company's compensation policy for directors and officers.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the election of Mr. Haim Ben-Simon as an external director of the Company for a three-year term commencing on December 31, 2019, and the approval of her compensation terms, as presented to the shareholders, be, and the same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 5

APPROVAL OF AN EXTENSION OF A SERVICE AGREEMENT BETWEEN THE COMPANY
AND MR. REUWEN SCHWARZ, WHO IS AFFILIATED WITH THE COMPANY'S
CONTROLLING SHAREHOLDER, FOR THE PROVISION OF REAL ESTATE RELATED
CONSULTING SERVICES TO THE COMPANY, ITS SUBSIDIARIES AND AFFILIATES

On December 13, 2013, an agreement (the "Service Agreement") between the Company and Mr. Reuwen Schwarz for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates (collectively in this Proposal No. 5, the "Company"), as detailed below, has been approved by our shareholders, following its approval by the Audit Committee and Board of Directors. On December 29, 2016 our Shareholders approved an extension of the Service Agreement for an additional three-year term which ended on October 31, 2019.

Mr. Schwarz is a relative of the beneficiaries of the Capri Family Foundation, the Company's controlling shareholder (the "Capri"), and therefore, transactions with Mr. Schwarz are considered to be transactions in which the controlling shareholder of the Company has a personal interest. Although the terms of the Service Agreement remain the same, In accordance with the provisions of the Companies Law, extending the Service Agreement should be reviewed and re-approved every three years. Accordingly, it is proposed, following the approval of the Audit Committee and the Board of Directors, to extend the Service Agreement for an additional three years commencing retroactively from November 1, 2019, at the same terms and conditions.

The following is a short summary of the principle terms of the Service Agreement:

Mr. Schwarz will provide the Company with real estate related consulting services, including: (i) searching, introducing and advising the Company on real estate transactions, (ii) advising and negotiating with banks and financing institutions, (iii) advising the Company on its financing agreements, all as requested by the Company from time to time and at its sole discretion (the "Services").

The Services will be provided by Mr. Schwarz at the request of the Company. Mr. Schwarz will render the Services faithfully and diligently for the benefit of the Company, and will devote all necessary time and attention for the performance of the Services. Mr. Schwarz will also use his best efforts to implement the policies established by the Company in the performance of the Services.

In consideration for the Services, the Company will pay Mr. Schwarz a monthly fee of € 4,000 (approximately $4,450) plus applicable value added tax (if applicable). Mr. Schwarz will also be reimbursed for expenses incurred as part of the Services which shall not exceed €12,000 (approximately $13,300) per year. In the event the Service Agreement is terminated during a certain month, Mr. Schwarz will be entitled to a pro rata fee based on the number of days that has lapsed until the termination date of the Service Agreement.

Mr. Schwarz may either provide the Services by himself or through a corporation under his control, provided that the consideration under the Service Agreement remains unchanged.

The Service Agreement will be in effect retroactively from November 1, 2019 for a period of three years. Each of Mr. Schwarz and the Company may terminate the Service Agreement by giving a prior written notice of 30 days. During such advance notice period, Mr. Schwarz will be required to continue the provision of the Services (unless the Company has instructed it otherwise) and in any event Mr. Schwarz will be entitled to receive the consideration for such period, except for Cause.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Audit Committee and Board of directors stated in their approval of the proposed Service Agreement that the proposed agreement is intended to compensate Mr. Schwarz for his Services to the Company.

Mr. Schwarz has the requisite skills for the purpose of providing the real estate related consulting services to the Company, including his extensive knowledge of the European and the North American real estate market, his professional experiences in the financing, investments and banking sector and his familiarity with finance institutions in Europe. Mr. Schwarz provided the Company with various business opportunities including the Company's acquisition of a retail portfolio of commercial properties in Germany ("Edeka Transaction").

The Audit Committee and Board of Directors consider the consideration to be paid to Mr. Schwarz to be fair and reasonable taking into consideration the scope of services provided by Mr. Schwarz to the Company and the time required to perform such services.

The Audit Committee decided not to conduct a competitive process for Mr. Schwarz' services primarily because of the following reasons: (a) the familiarity of the Company's management and Audit Committee with the skills, knowledge and expertise of Mr. Schwarz and the fact that they consider this grant of the services as a position of trust; (b) the proven contribution of Mr. Schwarz to the Company by, among other things, introducing and facilitating the Edeka Transaction; and (c) based on the experience of the Audit Committee's members, the cost of the services to the Company is low compared to the cost of other consultants that provide similar services.

In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed Service Agreement is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the extension of a Service Agreement between the Company and Mr. Reuwen Schwarz, who is affiliated with the Company's controlling shareholder, for the provision of real estate related consulting services to the Company, its subsidiaries and affiliates, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 6

APPROVAL OF AN EXTENSION OF A LEASE AGREEMENT OF A CONDOMINIUM UNIT
BETWEEN THE COMPANY'S SUBSIDIARY AND AN ENTITY WHO IS AFFILAITED WITH
THE COMPANY'S CONTROLING SHAREHOLDER

As part of a larger transaction of acquiring luxury condominium units located in Miami Beach, Florida, the Company (through its wholly-owned subsidiary) entered into a lease agreement of a condominium unit (the "Condominium Unit"), with an entity indirectly controlled by Capri, the Company's controlling shareholder (the "Tenant"), for a three-year term. The lease agreement was approved by our shareholders on December 13, 2013, following its approval by the Audit Committee and Board of Directors. On December 29, 2016, our Shareholders approved a new lease agreement with a related party to Capri for a three-year term which is about to end on January 1, 2020.

 It is proposed, following the approval of the Audit Committee and the Board of Directors, to approve an extension of the existing lease agreement ass detailed below (the "Lease").

The following is a short summary of the principal terms of the Lease:

The Lease will be in effect for a one-year term commencing on January 2, 2020 and will be automatically extended by a one-year term and up to a total of three years. The Tenant may decide not to extend the New Lease provided that it has given notice to that effect to the Company at least 45 days before the end of each year.

The monthly rent to be paid by the Tenant to the Company is $26,522.50, including sales tax, if applicable (the "Rent"). The Rent will be increased by 3% every year.

The terms of the Rent were agreed upon after the Audit Committee conducted a competitive process for the lease of the Condominium Unit, which to the Audit Committee's knowledge, the process conducted is the common practice for the lease of such units in Miami Beach, Florida. For that purpose, the Company hired a real estate broker expert, who published the Condominium Unit for rent on the free market, including in common real estate websites, for a period of one month. The competitive process has been supervised by the Audit Committee's chairperson. The broker did not receive any relevant offers to the Condominium Unit.

In addition to the competitive process, the Company received an appraisal for the value of the Condominium Unit's rent by an independent appraiser, who determined a monthly market rent for such unit, which is a close approximation to the determined Rent.

Summary of the Audit Committee's and Board of Directors' Reasons for the Approval of This Proposal

The Audit Committee and Board of Directors stated in their approval of the New Lease as stipulated above, among others, the following reasons:

(a)	There was no real interest in the market for the lease of the Condominium Unit. The Audit Committee conducted a proper competitive process with no results.
(b)
The Audit Committee and Board of Directors consider the Rent to be fair and reasonable taking into account the results of the competitive process conducted and the independent appraisal on the rent for the Condominium Unit received by the Company.

(c)
The Audit Committee and Board of Directors also took into consideration the benefit to the Company for lack of liquidity requirement to be placed by the Company, the lack of rent commission or broker fees.

In light of all of the above, the Audit Committee and Board of Directors concluded that the proposed New Lease is to the benefit of the Company.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the entry by the Company's subsidiary into a lease agreement with an entity who is affiliated with the Company's controlling shareholder, having been approved by the Audit Committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2018. These documents can be found on the Company’s website at: www.optibase-holdings.com.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than December 31, 2019 at 12:00 p.m. Israel time.

By Order of the Board of Directors, Alex hillman, Executive Chairman of the Board of Directors

November 25, 2019